UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras strengthens strategic partnership with Lightsource bp in renewable energy in Brazil

—

Rio de Janeiro, May 20, 2026 –Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), further to its release dated December 16, 2025, announces that it has completed the acquisition of a 49.99% equity interest in Lightsource bp’s subsidiaries in Brazil, establishing a strategic partnership in onshore renewable energy in the country, including energy storage.

The partnership is structured as a joint venture with shared governance, including a Board of Directors with equal representation from both companies, as previously disclosed to the market. Completion of the transaction followed receipt of the relevant regulatory approvals.

Lightsource bp will contribute assets and projects in Brazil, including the Milagres solar PV plant (212 MWp), currently in operation, as well as projects at an advanced stage of development. Petrobras will contribute its experience in engineering, licensing and regulatory matters, as well as its strategic direction for expanding its activities in renewable energy.

With this initiative, Petrobras expands its presence in solar power generation and renewable sources in Brazil, in line with its Business Plan 2026–2030.

About Lightsource bp

Lightsource bp is a global independent power producer providing integrated onshore renewable energy and energy storage solutions. Present in more than 15 countries across three global regions, it has 14.2 GW developed and a project pipeline with potential exceeding 52 GW. Lightsource bp is a bp company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer